  Exhibit 99.2

TSX: FF | OTCQX: FFMGF | FRANKFURT: FMG

MANAGEMENT’S
DISCUSSION & ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021

Suite 2070 – 1188 West Georgia Street, Vancouver, British Columbia V6E 4A2www.firstmininggold.com | 1-844-306-8827

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2021

TABLE OF CONTENTS

COMPANY OVERVIEW AND STRATEGY	2
2021 HIGHLIGHTS	2
SELECTED FINANCIAL INFORMATION	4
ONTARIO MINERAL PROPERTY PORTFOLIO LOCATIONS (1)	5
MINERAL PROPERTY PORTFOLIO GOLD RESERVES (1)	6
MINERAL PROPERTY PORTFOLIO GOLD RESOURCES (1)	7
MINERAL PROPERTY PORTFOLIO REVIEW	8
SELECTED QUARTERLY FINANCIAL INFORMATION	18
RESULTS OF CONTINUING OPERATIONS	19
FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES	21
FINANCIAL INSTRUMENTS	22
RELATED PARTY TRANSACTIONS	22
OFF-BALANCE SHEET ARRANGEMENTS	22
NON-IFRS MEASURES	23
ACCOUNTING POLICIES	23
CRITICAL ACCOUNTING ESTIMATES	23
CRITICAL ACCOUNTING JUDGMENTS	23
ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED	24
RISKS AND UNCERTAINTIES	24
QUALIFIED PERSONS	27
SECURITIES OUTSTANDING	27
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING	27
FORWARD-LOOKING INFORMATION	28
CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	29

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2021

 GENERAL

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of First Mining Gold Corp. (the “Company” or “First Mining”) for the three and six months ended June 30, 2021, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as applicable to the preparation of interim financial statements, including International Accounting Standard IAS 34 Interim Reporting. The unaudited condensed interim consolidated financial statements should also be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2020, which are prepared in accordance with IFRS as issued by the International Accounting Standards Board. These documents along with additional information on the Company, including the Company’s Annual Information Form for the year ended December 31, 2020, are available under the Company’s SEDAR profile at www.sedar.com, on EDGAR at www.sec.gov.

In this MD&A, unless the context otherwise requires, references to the “Company”, “First Mining”, “we”, “us”, and “our” refer to First Mining Gold Corp. and its subsidiaries.

This MD&A contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities laws. See the section of this MD&A titled “Forward-Looking Information” for further details.  In addition, this MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ in certain material respects from the disclosure requirements of United States securities laws, particularly with respect to the disclosure of mineral reserves and mineral resources. See the section of this MD&A titled “Cautionary Note to U.S. Investors Regarding Mineral Resource and Mineral Reserve Estimates” for further details.

This MD&A contains disclosure of certain non-IFRS financial measures. Non-IFRS measures do not have any standardized meaning prescribed under IFRS. See the section of this MD&A entitled "Non-IFRS Measures" for further details.

All dollar amounts included in this MD&A are expressed in Canadian dollars unless otherwise noted. This MD&A is dated as of August 16, 2021 and all information contained in this MD&A is current as of August 13, 2021.

COMPANY OVERVIEW AND STRATEGY

First Mining is a Canadian gold developer focused on the development and permitting of the Springpole gold project (the “Springpole Gold Project” or “Springpole”) in northwestern Ontario. Springpole is one of the largest undeveloped gold projects in Canada. A Pre-Feasibility Study (“PFS”) was recently completed on the project and permitting is on-going with submission of an Environmental Impact Statement (“EIS”) for the Project targeted for late 2021. In addition, the Company continues the advancement of it portfolio of mining projects in Canada. The Company also holds an approximate 15.4% equity position in Treasury Metals Inc. (“Treasury Metals”) (TSX: TML) which is advancing the Goliath Gold Complex gold project, in northwestern Ontario, towards construction. First Mining’s portfolio of gold projects in eastern Canada also includes the Pickle Crow (being advanced in partnership with Auteco Minerals Ltd. (“Auteco”) (ASX: AUT), Hope Brook (being advanced in partnership with Big Ridge Gold Corp. (“Big Ridge”) (TSXV: BRAU), Cameron, Duparquet, Duquesne, and Pitt gold projects.

2021 HIGHLIGHTS

The following highlights the Company’s developments during fiscal 2021 (including subsequent events up to August 13, 2021).

Project Highlights

Springpole

●
Announced results of a positive PFS in January 2021. Post-tax net present value at a 5% discount rate (“NPV5%”) of US$995 million, post-tax internal rate of return (“IRR”) of 29% and post-tax payback of 2.4 years on initial capital of US$718 million.
●
Progressed environmental fieldwork throughout 2020 and continued into 2021, and submitted the amended proposed Terms Of Reference to Ontario’s Ministry of the Environment, Conservation and Parks (“MECP”) in April 2021, with anticipated Ministry approval in August 2021.
●
Continued engagement with local indigenous rightsholders and stakeholders of the Springpole Gold Project.
●
Announced in March 2021 that the Company has entered into a 3-year option agreement with Exiro Minerals Corp. (“Exiro”) pursuant to which First Mining may earn a 100% interest in Exiro’s Swain Post property through future cash and share payments to Exiro of approximately $250,000 during the term of the option, and by completing all assessment work requirements on the property during the option term.
●
Signed a 3-year earn-in agreement with Whitefish Exploration Inc. (“Whitefish”) comprising two stages. Stage 1 earn-in: 70% interest for $200,000 cash and $425,000 in First Mining share payments together with $500,000 in exploration spend. Stage 2 earn-in: 70% to 100% ownership interest over an additional 2-year term for $1,000,000 cash and $1,000,000 in First Mining share payments.
●
On July 5, 2021, the Company reported that a forest fire was active within one kilometre of the camp at the Springpole Gold Project and that operations were temporarily suspended. It was confirmed on August 5, 2021 that the fire was under control and operations at the camp recommenced on a limited basis until the Ministry of Natural Resources and Forestry lift the Emergency Area Order.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2021

Cameron

●
On July 28, 2021, the Company announced that it had entered into an exploration agreement with Animakee Wa Zhing #37 First Nation in respect of the Cameron Gold Project.
●
Acquired the East Cedartree claims from Metalore Resources Limited (“Metalore”) in December 2020, thereby consolidating First Mining’s land holdings in the area into a single contiguous block and adding a further 3,200 hectares to the 49,574 hectares that the Company already held in the area. In connection with this acquisition, First Mining paid $3.0 million in cash to Metalore, and issued 3 million common shares of First Mining (“First Mining Shares”) to Metalore (with such shares subject to a statutory hold period of four months plus one day from the closing date of the transaction).

Pickle Crow

●
In March 2021, Auteco completed all expenditure requirements set out in the earn-in agreement entered into between First Mining and Auteco dated March 12, 2020 (the “Auteco Earn-In Agreement”) in respect of Stage 1 of Auteco’s earn-in to the Pickle Crow Gold Project (“Pickle Crow”). Following the issuance of 100,000,000 Auteco shares to First Mining on June 9, 2021, Auteco satisfied all requirements under the Auteco Earn-In Agreement in respect of Stage 1 of the earn-in, and earned a 51% interest in PC Gold Inc. (“PC Gold”), First Mining’s wholly-owned subsidiary that owns Pickle Crow. Concurrently, the parties executed a joint venture shareholders’ agreement (the “Auteco JV Agreement”) in respect of PC Gold.
●
On July 15, 2021, Auteco announced an increase in their Pickle Crow resource, under JORC, to 1.7 million ounces of gold.

Hope Brook

●
In April 2021, the Company announced that Big Ridge Gold Corp. (“Big Ridge”) (TSX-V:BRAU) had entered into a definitive earn-in agreement with First Mining (the “Big Ridge Earn-In Agreement”) pursuant to which Big Ridge can earn up to an 80% interest in First Mining’s Hope Brook Gold Project (“Hope Brook”) located in Newfoundland, Canada through a two-stage earn-in over five years by incurring a total of $20 million in qualifying expenditures, issuing up to 36,500,000 shares of Big Ridge to First Mining and making a $500,000 cash payment to First Mining. First Mining will retain a 1.5% NSR royalty on Hope Brook, of which 0.5% can be bought back by Big Ridge for $2 million.
●
Upon closing the transaction, Big Ridge issued 11,500,000 shares of Big Ridge to the Company pursuant to the terms of the Big Ridge Earn-In Agreement, and as a result, the Company owned approximately 19.8% of the outstanding common shares of Big Ridge immediately after such share issuance. The Company’s share ownership interest in Big Ridge was subsequently diluted to 14% on June 30, 2021, following a $5,000,000 flow-through financing by Big Ridge.

Corporate Highlights

●
Investments position of $20.5 million and an impressive portfolio of interests in Treasury Metals, PC Gold and Big Ridge Gold with a combined carrying value of $53.8 million as at June 30, 2021.
●
June 30, 2021 period-end cash balance of $33.8 million.
●
Following the Company’s annual general and special meeting of shareholders on June 30, 2021 (the “2021 AGM”), it was announced that the Company’s shareholders had voted in favour of all matters brought before the 2021 AGM.
●
On July 15, 2021, the distribution by the Company of shares and warrants of Treasury Metals to the Company’s shareholders of record as of July 14, 2021, was completed based upon the final allocation ratios that were announced by the Company on July 14, 2021. The combined value of the distribution was approximately $20.8 million, and First Mining retains a 15.4% interest in Treasury Metals post-distribution.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2021

COVID-19 Response

In response to the onset of the COVID-19 novel coronavirus (“COVID-19”) pandemic, the Company adopted a series of robust COVID-19 risk mitigation policies incorporating recommendations set by the provincial Governments of Ontario and British Columbia, and by the Government of Canada. To date, First Mining has not had any cases of COVID-19 at any of the camp operations at its projects or its head office in Vancouver. The health and safety of First Mining’s workforce, their families and the communities in which the Company operates is First Mining’s primary concern.

SELECTED FINANCIAL INFORMATION

	For the six months ended June 30,
Financial Results (in $000s Except for per Share Amounts):	2021	2020	2019
Mineral Property Cash Expenditures(1)	$7,511	$6,194	$2,245
Net Loss	(34,286)	(20,993)	(3,042)
Total Cash Used in Operating Activities(3)	(3,814)	(2,441)	(1,993)
Basic and Diluted Net Loss Per Share (in Dollars)(4)	$(0.05)	$(0.03)	$(0.01)

	June 30,	December 31,	December 31,
Financial Position (in $000s):	2021	2020	2019
Cash and Cash Equivalents	$33,762	$28,901	$5,902
Working Capital(2)	34,898	9,201	5,780
Investments	20,450	18,425	1,775
Mineral Properties	160,322	179,429	252,815
Investment in Treasury Metals Inc.	16,236	63,812	-
Investment in PC Gold Inc.	35,999	-	-
Investment in Big Ridge Gold Corp.	1,577	-	-

Total Assets	299,750	301,213	268,020
Total Non-current Liabilities	$31,855	$16,835	$3,139

(1)
This represents mineral property expenditures per consolidated statements of cash flows.
(2)
This is a non-IFRS measurement with no standardized meaning under IFRS and may not be comparable to similar financial measures presented by other issuers. For further information please see the section in this MD&A titled “Non-IFRS Measures”.
(3)
Per the consolidated statement of cash flows in each corresponding period.
(4)
The basic and diluted loss per share calculations result in the same amount due to the anti-dilutive effect of outstanding stock options and warrants.

Net Loss - Fluctuations in net loss are typically caused by non-cash items. Removing the impact of these non-cash items illustrates that the income statement loss on operational activities was relatively consistent over the prior periods presented at an average of approx. $1.9 million however increased in the six months ended June 30, 2021, mostly due to professional fees associated with the Treasury Metals distribution and the US marketing campaign.

Cash and Cash Equivalents - the increase in 2021 was primarily attributable to proceeds from the sales of shares of First Majestic Silver Corp. (“First Majestic”) that were issued to the Company pursuant to the silver purchase agreement that First Mining entered into with First Majestic on June 10, 2020 (the “Silver Purchase Agreement”) and the US$3,750,000 cash payment that the Company received from First Majestic pursuant to the terms of the Silver Purchase Agreement, partially offset by cash used in operational activities (Statement of Net Loss) and investing activities at the projects (Statement of Financial Position). See the section in this MD&A entitled “Financial Condition, Liquidity and Capital Resources”.

Total Assets – decreased relative to December 2020 mainly due to the decline in non-current assets because of non-cash impairments resulting from a decline in the fair value of the equity accounted investment in Treasury Metals.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2021

ONTARIO MINERAL PROPERTY PORTFOLIO LOCATIONS (1)

N
PICKLE CROW
CAT LAKE
Red Lake
Gold Mine
(Evolution)
PICKLE
LAKE
SLATE FALLS
RED LAKE
SPRINGPOLE
EAR FALLS
LAC SEUL
SIOUX
LOOKOUT
KENORA
Goldlund
(Treasury Metals)
DRYDEN
Goliath
(Treasury Metals)
CAMERON
Hammond
Reef
(Agnico Eagle)
Rainy River
(New Gold)
0
50 Km
ONTARIO
First Mining Projects
Road
Logging Road
Power Line
Developed Project
with Resource/Reserve
Producing Mine
Town/Community
Airport

(1)
Pickle Crow is subject to the Auteco Earn-In Agreement pursuant to which Auteco is the operator of the project and may acquire up to an 80% interest in PC Gold, First Mining’s wholly-owned subsidiary that owns the project.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2021

MINERAL PROPERTY PORTFOLIO GOLD RESERVES (1)

The Springpole Gold Project is the only project owned by First Mining that has Mineral Reserves attributed to it. The Mineral Reserves for Springpole are based on the conversion of Indicated Mineral Resources within the current pit design. The Mineral Reserves for the Springpole Gold Project are shown below (for further details, see the technical report entitled “NI 43-101 Technical Report and Pre-Feasibility Study on the Springpole Gold Project, Ontario Canada” dated February 26, 2021, which was prepared by AGP Mining Consultants Inc. (“AGP”) in accordance with NI 43-101 and is available under First Mining’s SEDAR profile at www.sedar.com):

Springpole Proven and Probable Reserves

Category	Tonnes (Mt)	Grade Au (g/t)	Grade Ag (g/t)	Contained Metal Au (Moz)	Contained Metal Ag (Moz)
Proven	0.0	0.0	0.0	0.0	0.0
Probable	121.6	0.97	5.23	3.8	20.5
Total	121.6	0.97	5.23	3.8	20.5

Notes:

(1)
The Mineral Reserve estimate has an effective date of December 30, 2020 and is based on the Mineral Resource estimate that has an effective date of July 30, 2020.
(2)
The Mineral Reserve estimate was completed under the supervision of Gordon Zurowski, P.Eng., of AGP, a Qualified Person as defined under National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).
(3)
Mineral Reserves are stated within the final design pit based on a US$878/oz gold (“Au”) pit shell with a US$1,350/oz Au price for revenue.
(4)
The equivalent cut-off grade was 0.34 g/t Au for all pit phases.
(5)
The mining cost averaged $2.75/t mined, processing cost averaged $14.50/t milled, and the G&A cost averaged $1.06/t milled. The process recovery for gold averaged 88% and the silver recovery was 93%.
(6)
The exchange rate assumption applied was $1.30 equal to US$1.00.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2021

MINERAL PROPERTY PORTFOLIO GOLD RESOURCES (1)

Project	Tonnes	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold Ounces (oz)	Contained Silver Ounces (oz)
Measured Resources
Cameron Gold Project(2)	3,360,000	2.75	-	297,000	-
Duparquet Gold Project(3)	18,470	1.52	-	901	-
Indicated Resources
Springpole Gold Project(4)	151,000,000	0.94	5.00	4,600,000	24,300,000
Hope Brook Gold Project	5,500,000	4.77	-	844,000	-
Cameron Gold Project(5)	2,170,000	2.40	-	167,000	-
Duparquet Gold Project(3)	7,122,070	1.73	-	396,134	-
Duquesne Gold Project	1,859,200	3.33	-	199,161	-
Inferred Resources
Springpole Gold Project(4)	16,000,000	0.54	2.80	300,000	1,400,000
Hope Brook Gold Project	836,000	4.11	-	110,000	-
Cameron Gold Project(6)	6,535,000	2.54	-	533,000	-
Pickle Crow Gold Project(7)	4,631,480	4.10	-	602,945	-
Duparquet Gold Project(3)	4,066,284	1.85	-	242,312	-
Duquesne Gold Project	1,563,100	5.58	-	280,643	-
Pitt Gold Project	1,076,000	7.42	-	257,000	-

Total Measured Resources	3,378,470	2.74	-	297,901	-
Total Indicated Resources	167,651,270	1.14	5.00	6,206,295	24,300,000
Total Measured and Indicated Resources	171,029,740	1.18	5.00	6,504,196	24,300,000
Total Inferred Resources	34,707,864	2.07	2.80	2,325,900	1,400,000

(1)
The Mineral Resources set out in this table are based on the technical report for the applicable property, the title and date of which are set out under the applicable property description within the section “Mineral Property Portfolio Review” in this MD&A or in the Company’s AIF for the year ended December 31, 2020, which is available under the Company’s SEDAR profile at www.sedar.com.
(2)
Comprised of 2,670,000 tonnes of pit-constrained (0.55 g/t Au cut-off) Measured Mineral Resources at 2.66 g/t Au, and 690,000 tonnes of underground (2.00 g/t Au cut-off) Measured Mineral Resources at 3.09 g/t Au.
(3)
The Company owns 100% of the Central Duparquet Property, and a 10% indirect interest in the Duparquet Gold Project. The Measured, Indicated and Inferred Mineral Resources for Duparquet shown in the above table reflect both of these ownership interests.
(4)
Springpole Mineral Resources are inclusive of Mineral Reserves. Open pit mineral resources are reported at a cut-off grade of 0.30 g/t Au. Cut-off grades are based on a price of US$1,550/oz Au and $20/oz silver (“Ag”), and processing recovery of 88% Au and 93% Ag. The estimated Life of Mine (“LOM”) strip ratio for the resource estimate is 2.36. Silver Mineral Resources shown in separate column with grade representing g/t Ag, and contained ounces representing Ag.
(5)
Comprised of 820,000 tonnes of pit-constrained (0.55 g/t Au cut-off) Indicated Mineral Resources at 1.74 g/t Au, and 1,350,000 tonnes of underground (2.00 g/t Au cut-off) Indicated Mineral Resources at 2.08 g/t Au.
(6)
Comprised of 35,000 tonnes of pit-constrained (0.55 g/t Au cut-off) Inferred Mineral Resources at 2.45 g/t Au, and 6,500,000 tonnes of underground (2.00 g/t Au cut-off) Inferred Mineral Resources at 2.54 g/t Au.
(7)
Comprises 1,887,000 tonnes of pit-constrained (0.50 g/t Au cut-off) Inferred Mineral Resources at 1.30 g/t Au, and 7,565,000 tonnes of underground Inferred Mineral Resources that consist of: (i) a bulk tonnage, long-hole stoping component (2.00 g/t Au cut-off); and (ii) a high-grade cut-and-fill component (2.60 g/t Au cut-off) over a minimum width of 1 metre. First Mining owns 49% of the Pickle Crow Gold Project, and 51% is owned by Auteco Minerals Ltd. The Inferred mineral resources for Pickle Crow shown in the above table reflects only the First Mining ownership interest.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2021

MINERAL PROPERTY PORTFOLIO REVIEW

First Mining has properties located in Canada and the United States. The following section discusses the Company’s priority and other significant projects.

As at June 30, 2021 and December 31, 2020, the Company had capitalized the following acquisition, exploration and evaluation costs to its mineral properties:

				(in $000s)
	Springpole	Cameron	Duquesne/ Pitt	Hope Brook	Pickle Crow	Goldlund	Others (1)	Total
Balance December 31, 2019	$76,775	$27,374	$7,217	$20,071	$19,263	$98,894	$3,221	$252,815
2020 acquisition and capitalized net expenditures	11,132	4,501	12	541	5,723	1,609	114	23,632
Disposal, impairment or reclassification	-	-	-	-	-	(100,503)	3,485	(97,018)
Balance December 31, 2020	$87,907	$31,875	$7,229	$20,612	$24,986	$-	$6,820	$179,429
2021 acquisition and capitalized net expenditures	7,810	221	7	99	3,273	-	438	11,848
Disposal, impairment or reclassification	-	-	-	(2,685)	(28,259)	-	(11)	(30,955)
Balance June 30, 2021	$95,717	$32,096	$7,236	$18,026	$-	$-	$7,247	$160,322

(1)
Other mineral properties as at June 30, 2021 and December 31, 2020 include: the mining claims and concessions located in the Township of Duparquet, Quebéc, which are near the Company’s Duquesne gold project; Swain Post property in northwestern Ontario which is near the Company’s Springpole Gold Project (property under option agreement from Exiro Minerals Corp.); Swain Lake property under the earn-in agreement with Whitefish Explorations Inc.; a 1.5% NSR Royalty under the terms of an NSR Royalty Agreement dated August 7, 2020 between the Company, Treasury Metals and Goldlund Resources Inc., a wholly-owned subsidiary of Treasury Metals, which was reclassified from “Goldlund” to “Others” during the year ended December 31, 2020; and the Turquoise Canyon property in Nevada (property under option to Momentum Minerals Ltd. which was acquired by IM Exploration Inc. on July 6, 2021).

CANADIAN GOLD PROJECTS

Springpole Gold Project, Ontario

The Springpole Gold Project covers an area of 41,943 hectares in northwestern Ontario, consisting of 30 patented mining claims, 282 contiguous mining claims and thirteen mining leases. The project is located approximately 110 kilometres (“km”) northeast of the Municipality of Red Lake in northwestern Ontario and is situated within the Birch-Uchi Greenstone Belt. The large, open pittable resource is supported by significant infrastructure, including a 72-person onsite camp, winter road access, a logging road within 15 km of the camp, and nearby power lines within 40 km. The Springpole Gold Project is located within an area that is covered by Treaty Three and Treaty Nine First Nations Agreements. With approximately 4.6 million ounces of gold and 24 million ounces of silver in the Indicated Mineral Resource category, the Springpole Gold Project is one of the largest undeveloped gold projects in Ontario1.

During the six months ended June 30, 2021, the most significant expenditures at the Springpole Gold Project were:

●
$1,821,000 in connection with land tenure and advanced royalty acquisitions;
●
$1,740,000 in connection with ongoing environmental permitting and community consultations;
●
$870,000 for site employees’, contractors’ salaries and management salaries allocations;
●
$802,000 in connection with the Springpole PFS;
●
$676,000 in connection with drilling activities; and
●
$436,000 in connection with fuel charges.

1 Source: S&P Market Intelligence database as of July 16, 2021. Ranking among undeveloped primary gold resources per jurisdiction.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2021

During the six-months ended June 30, 2021, and up to the date of this MD&A, the most significant operational developments at the Springpole Gold Project were:

1.
Completion of Pre-Feasibility Study

On January 20, 2021, First Mining announced the results of a positive PFS for the Springpole Gold Project. The PFS evaluates recovery of gold and silver from a 30,000 tonne-per-day (“tpd”) open pit operation at Springpole, with a process plant that will include crushing, grinding, and flotation, with fine grinding of the flotation concentrate and agitated leaching of both the flotation concentrate and the flotation tails followed by a carbon-in-pulp recovery process to produce doré bars. For full details regarding the PFS for the Springpole Gold Project, see the technical report, entitled “NI 43-101 Technical Report and Pre-Feasibility Study on the Springpole Gold Project, Ontario Canada” dated February 26, 2021, which was prepared by AGP in accordance with NI 43-101 and is available under First Mining’s SEDAR profile at www.sedar.com.

PFS Highlights

●
US$1.5 billion pre-tax NPV5% at US$1,600 per ounce (“oz”) Au, increasing to US$1.9 billion at US$1,800/oz Au
●
US$995 million post-tax NPV5% at US$1,600/oz Au, increasing to US$1.3 billion at US$1,800/oz Au
●
36.4% pre-tax IRR; 29.4% after-tax IRR at US$1,600/oz Au
●
LOM of 11.3 years, with primary mining and processing during the first 9 years and processing lower-grade stockpiles for the balance of the mine life
●
After-tax payback of 2.4 years
●
Declaration of Mineral Reserves: Proven and Probable Reserves of 3.8 Moz Au, 20.5 Moz Ag (121.6 Mt at 0.97 g/t Au, 5.23 g/t Ag)
●
Initial capital costs estimated at US$718 million, sustaining capital costs estimated at US$55 million, plus US$29 million in closure costs
●
Average annual payable gold production of 335 koz (Years 1 to 9); 287 koz (LOM)
●
Total cash costs of US$558/oz (Years 1 to 9); and US$618/oz (LOM)(1)
●
All-in sustaining costs (“AISC”) of US$577/oz (Years 1 to 9), and AISC US$645 (LOM)(2)

Note: Base case parameters assume a gold price of US$1,600/oz and a silver price of US$20/oz, and an exchange rate ($ to US$) of 0.75. All currencies in the PFS are reported in U.S. dollars unless otherwise specified. NPV calculated as of the commencement of construction and excludes all pre-construction costs.
(1) Total cash costs consist of mining costs, processing costs, mine-level general and administrative (“G&A”) costs, treatment and refining charges and royalties.
(2) AISC consists of total cash costs plus sustaining and closure costs.

Economic Sensitivities

The economics and cash flows of the Springpole Gold Project are highly sensitive to changes to the gold price.

Springpole Economic Sensitivity to Gold Price (base case in bold)

Gold Price (US$/oz)	$1,400	$1,600	$1,800	$2,000
Pre-Tax NPV5%	US$1.04 billion	US$1.48 billion	US$1.92 billion	US$2.36 billion
Pre-Tax IRR	28.9%	36.4%	43.2%	49.5%
After-Tax NPV5%	US$690 million	US$995 million	$1.30 billion	$1.60 billion
After-Tax IRR	23.3%	29.4%	35.0%	40.1%

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2021

Springpole Economic Sensitivity to Initial Capital Costs (base case in bold)

Initial Capital Costs	+10%	US$718 million	-10%
Pre-Tax NPV5%	US$1.34 billion	US$1.48 billion	US$1.61 billion
Pre-Tax IRR	30.1%	36.4%	44.1%
After-Tax NPV5%	US$875 million	US$995 million	US$1,102 million
After-Tax IRR	23.8%	29.4%	36.3%

Springpole Economic Sensitivity to Operating Costs (base case in bold)

Operating Costs	+10%	US$2.21 billion	-10%
Pre-Tax NPV5%	US$1.33 billion	US$1.48 billion	US$1.63 billion
Pre-Tax IRR	34.1%	36.4%	38.6%
After-Tax NPV5%	US$890 million	US$995 million	US$1,098 million
After-Tax IRR	27.6%	29.4%	31.3%

The Mineral Resources defined in the PFS do not reflect the significant opportunities that are available for resource expansion or discovery of additional ore bodies in the Springpole district, and readers are cautioned that Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. First Mining believes that the Springpole Gold Project has several avenues for resource expansion, both within the existing property footprint and regionally in the under-explored Birch Uchi Greenstone belt. First Mining plans to undertake approximately 10,000 m of diamond drilling at the Springpole Gold Project in 2021 for metallurgy, exploration, condemnation, and geotechnical purposes, and will continue to review other exploration opportunities in the area. As at June 30, 2021, 2,632 m of metallurgical drilling and 2,115 m of geotechnical drilling had been completed, for a total of 4,747 m.

Project Enhancement Opportunities

The PFS identified several opportunities to enhance the economics of the Springpole Gold Project, and they will be investigated as First Mining continues to advance the project. These opportunities include:

●
Existing Resource Upgrades. Inferred Mineral Resources are contained within the existing pit design, and with additional infill drilling, these resources may potentially support conversion of some or all of this material into Indicated Mineral Resources that could be converted to Probable Mineral Reserves and evaluated in a Feasibility Study (“FS”).
●
Mine Plan Optimization. Refined pit optimization parameters could result in better optimized open pit limits which could reduce the overall strip ratio.
●
Process Optimization. Continued efforts to investigate opportunities to improve the metal recoveries through further metallurgical testing and refining milling processes, as well as other process optimizations.
●
Further Geotechnical Studies. A better hydrogeological and geotechnical understanding may increase pit slope angles, potentially reducing costs associated with mining waste material.
●
Additional Mineralization. There are geophysical and geological targets in the area around the current resource, where additional drilling has the potential to identify additional mineralization that could support Mineral Resource estimation with upside potential for the LOM.

2.
Silver Stream transaction with First Majestic Silver Corp.

On June 10, 2020, First Mining entered into the Silver Purchase Agreement with First Majestic pursuant to which First Majestic has agreed to pay First Mining total consideration of US$22.5 million (the “Advance Payment”), in the following three tranches, for the right to purchase 50% of the payable silver produced from the Springpole Gold Project for the life of the project (the “Silver Stream”):

●
US$10 million payable on closing the transaction, with US$2.5 million payable in cash and the remaining US$7.5 million to be satisfied by the issuance to First Mining of 805,698 common shares of First Majestic (the “First Majestic Shares”);
●
US$7.5 million payable upon First Mining publicly announcing the completion of a positive PFS for the Springpole Gold Project, with US$3.75 million payable in cash and US$3.75 million payable in First Majestic Shares based on the 20-day volume-weighted average trading price (“VWAP”) of the First Majestic Shares on the TSX at the time; and
●
US$5 million payable upon First Mining receiving approval of a federal or provincial Environmental Assessment (“EA”) for the Springpole Gold Project, with US$2.5 million payable in cash and US$2.5 million payable in First Majestic Shares (based on 20-day VWAP of the First Majestic Shares on the TSX at the time).

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2021

The transaction closed on July 2, 2020, and upon closing the transaction, First Mining issued 30 million common share purchase warrants (“First Mining Warrants”) to First Majestic pursuant to the terms of the Silver Purchase Agreement. Each First Mining Warrant entitles First Majestic to purchase one First Mining Share at an exercise price of $0.40 for a period of five years. As a result of the Treasury Metals distribution in July 2021, pursuant to the adjustment provisions of the First Mining Warrants, the exercise price of these warrants was reduced, and the number of these warrants was increased.

As of the date of this MD&A, the first two cash and share payments set out above, totalling US$17.5 million, have been paid to First Mining by First Majestic.

In the event of default, First Majestic may terminate the Silver Purchase Agreement and the Advance Payment received by First Mining at that time would become repayable. The Silver Stream has an initial term of 40 years from July 2, 2020. The term is automatically extended by successive 10-year periods as long as the life of mine continues for the Springpole Gold Project.

Upon receipt of its share of silver production, First Majestic will make cash payments to First Mining for each ounce of silver paid to First Majestic under the Silver Purchase Agreement equal to 33% of the lesser of the average spot price of silver for the applicable calendar quarter, and the spot price of silver at the time of delivery, subject to a price cap of US$7.50 per ounce of silver (the “Price Cap”). The Price Cap is subject to annual inflation escalation of 2%, commencing at the start of the third year of production. First Mining has the right to repurchase 50% of the Silver Stream for US$22.5 million at any time prior to the commencement of production at Springpole.

The proceeds received by First Mining will primarily be used to advance the Springpole Gold Project through the PFS/FS process and will also be used to advance the project through the federal and provincial EA processes.

3.
Environmental Permitting and Baseline Data

First Mining made key strategic additions to its Environment and Community Relations team in 2020 to ensure that the Company has the proper resources for the permitting and community relations work for the Springpole Gold Project. Steve Lines joined First Mining as Vice President, Environment and Community Relations on December 1, 2020, and has already built an expert team at the Company with extensive experience in Ontario’s EA process. The team brings across significant experience from Greenstone Gold Mines’ Hardrock project which was subject to the same federal and provincial EA process that is currently underway for Springpole, and they bring further permitting and regulatory experience from similar in-lake open pit mines in Canada including the Meadowbank Gold Mine and the Gahcho Kué Diamond Mine. First Mining believes that the experience, expertise and relationships of Mr. Lines and his team will contribute significantly to the ongoing de-risking of the Springpole Gold Project.

First Mining, and its predecessor Gold Canyon Resources, have been actively collecting environmental baseline data necessary to support an EA for the Springpole Gold Project since 2010. The studies, both completed and ongoing, are focused on characterizing all relevant biological and physical components of the aquatic and terrestrial environments that may be impacted by, and may interact with, the project.

First Mining continues to advance the Springpole Gold Project through the federal and provincial EA processes. The Company’s goal is to prepare a coordinated EA document that meets the federal and provincial requirements. Community consultation and engagement with local Indigenous communities and other stakeholders is important to First Mining and will remain on-going through the EA process.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2021

First Mining plans to advance the development of the coordinated EA document in 2021 in accordance with the federal EIS Guidelines and the provincial EA Terms of Reference.

The Springpole permitting timeline is as follows:

The final EIS guidelines outline federal information requirements for the preparation of an EIS and were prepared after taking into consideration comments received from federal departments, the Ontario provincial ministry, Indigenous groups and the general public. Currently, the Company is collecting environmental baseline data and other information to prepare an EIS for Springpole. The Company chose to continue to stay in the Canadian Environmental Assessment Act, 2012 permitting process and not move to the newly enacted Impact Assessment Act process.

4.
Regional land acquisitions

On February 18, 2021, the Company entered into a three-year option agreement pursuant to which First Mining may earn a 100% interest in Exiro’s Swain Post property located in northwestern Ontario through future cash and share payments of approximately $250,000 to Exiro during the term of the option, and by completing all assessment work requirements on the property during the option term. The Swain Post property comprises 237 single cell mining claims covering nearly 5,000 hectares. It is located approximately 5 km west of First Mining’s western-most property boundary at Springpole.

On April 29, 2021, the Company entered into an earn-in agreement with Whitefish which gives First Mining the right to earn a 70% interest in the Swain Lake project by making cash payments totaling $200,000 and share payments totaling $425,000, and by incurring at least $500,000 worth of expenditures on the Swain Lake Property during the first 3 years of the earn-in term. Upon completing the first stage of the earn-in, First Mining will hold a 70% interest in the Swain Lake Property and will have an additional period of 2 years within which to acquire the remaining 30% of the project by paying $1 million to Whitefish and issuing $1 million worth of First Mining shares to Whitefish.

The Swain Lake Property comprises of 82 single cell mining claims covering 1,640 hectares. It is located approximately 2 km from First Mining’s western-most property boundary at Springpole and immediately to the east of the Swain Post property.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2021

Cameron Gold Project, Ontario

The Cameron Gold Project covers an area of 49,574 hectares in northern Ontario and comprises 24 patented claims, 1,790 mining claims, 4 mining leases, and 7 Licenses of Occupation. The Cameron Gold Project deposit is a greenstone‐hosted gold deposit and the mineralization is mainly hosted in mafic volcanic rocks within a northwest trending shear zone (Cameron Lake Shear Zone) which dips steeply to the northeast. A technical report for the Cameron Gold Project titled “Technical Report on the Cameron Gold Deposit, Ontario, Canada” and dated January 17, 2017, was prepared by Optiro Pty Limited in accordance with NI 43-101 and is available under the Company’s SEDAR profile at www.sedar.com. There is year-round road access to the property from the nearby highway and power lines within 20 km.

During the six months ended June 30, 2021, the most significant expenditures at the Cameron Gold Project were:
●
$93,000 for site employees’ salaries and management salary allocations;
●
$59,000 in connection with exploration and technical consulting; and
●
$22,000 for provincial and municipal taxes.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2021

On December 3, 2020, the Company entered into an asset purchase agreement with Metalore to acquire the East Cedartree claims. The transaction closed on December 9, 2020. Under the terms of the transaction, First Mining paid Metalore $3 million in cash and issued 3 million First Mining Shares to Metalore. The East Cedartree claims contain an existing Mineral Resource estimate that was prepared in accordance with NI 43-101 and they encompass a highly favourable geological setting for new gold discoveries in close proximity to the existing deposits at the Company’s Cameron and West Cedartree properties. The acquisition of the East Cedartree claims consolidates First Mining’s land holdings at Cameron into a single contiguous block and adds a further 3,200 hectares to the 49,574 hectares that First Mining already holds in the district. As a result of the acquisition of the East Cedartree claims, the Cameron Gold Project now covers an area of 52,774 hectares and comprises 24 patented claims, 2,002 mining claims, 4 mining leases, and 7 Licenses of Occupation.

Plans at Cameron for 2021 include approximately 4,000 metres of drilling to extend local understanding and identify new drill targets on the project and in particular at the recently acquired East Cedartree claims, plus continued local community consultations and ongoing environmental permitting activities.

Pickle Crow Gold Project, Ontario

The Pickle Crow Gold Project covers an area of 19,033 hectares and comprises 104 patented claims and 932 mining claims. The area is located in northwestern Ontario and is covered by the Treaty Nine First Nations Agreement. A technical report for the Pickle Crow Gold Project titled “An Updated Mineral Resource Estimate for the Pickle Crow Property, Patricia Mining Division, Northwestern Ontario, Canada” and dated June 15, 2018, was prepared by Micon International Limited in accordance with NI 43-101 and is available under the Company’s SEDAR profile at www.sedar.com. Extensive infrastructure in place or proximal to the Pickle Crow Gold Project includes a 200 tpd gravity mill on site, generators and fuel storage and gravel road access to the property, and the property is within 10 km of a regional airport at Pickle Lake. The Pickle Crow Gold Project was a former high-grade operating mine until the late 1960s.

Earn-In Agreement with Auteco Minerals

On March 12, 2020, the Company and Auteco executed the Auteco Earn-In Agreement, pursuant to which Auteco can earn an 80% interest in PC Gold, First Mining’s then wholly-owned subsidiary that owns Pickle Crow, through a two-stage earn-in over five years by incurring a total of $10.0 million in qualifying expenditures, issuing up to 125 million shares of Auteco to First Mining and making a $4.1 million cash payment to First Mining. First Mining will retain a 2.0% NSR royalty on Pickle Crow, of which 1.0% can be bought back by Auteco for US$2.5 million. A more detailed summary of the earn-in arrangement is set out in the news release dated March 12, 2020.

During the year ended December 31, 2020, the Company received the scheduled cash consideration of $100,000 and 25,000,000 shares of Auteco with a fair value on receipt of $740,000 under the terms of the Auteco Earn-in Agreement. In the three-months ended March 31, 2021, Auteco confirmed to the Company that it had completed the Stage 1 earn-in exploration expenditure requirement of $5,000,000. Auteco held a meeting of its shareholders in May 2021 to approve the issuance of 100,000,000 Auteco shares to First Mining, and having obtained shareholder approval and listing approval from the Australian Securities Exchange (the “ASX”), Auteco issued the 100,000,000 Auteco shares to First Mining on June 9, 2021. As a result, Auteco has earned a 51% interest in PC Gold, First Mining’s previously wholly-owned subsidiary and the parties executed the Auteco JV Agreement in respect of PC Gold. Auteco now has a two-year follow-on period, commencing as of the date of execution of the Auteco JV Agreement, within which to acquire an additional 19% interest in PC Gold per the Stage 2 Earn-In, in accordance with the terms of the Auteco Earn-In Agreement.

Upon completion of the Stage 2 Earn-In, Auteco will have an option to acquire an additional 10% equity interest in PC Gold, exercisable any time following completion of the Stage 2 Earn-In, by paying First Mining $3,000,000 in cash. First Mining’s residual 20% interest in PC Gold (and thereby, Pickle Crow) will be carried until a construction decision in respect of Pickle Crow, which is to be made after a final feasibility study and following Auteco having arranged sufficient financing to achieve commercial production. If Auteco should fail to meet such requirements within the applicable time periods, the Auteco Earn-In Agreement will terminate and Auteco will be entitled to retain any interest which it has earned-in to prior to the date of termination.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2021

Following the completion of the Stage 1 earn-in by Auteco, First Mining’s percentage ownership of the subsidiary PC Gold Inc. was diluted from 100% to 49%, which led to a loss of control and a deconsolidation of PC Gold from First Mining’s financial statements. First Mining has determined that its investment in the common shares of PC Gold gives it significant influence over PC Gold, resulting in PC Gold being recorded on First Mining’s financial statements using the equity method of accounting as an investment in associate. PC Gold is now a subsidiary of Auteco. Auteco is publicly traded on the ASX. The initial recognition of the investment in associate was accounted for at a fair value using a peer group analysis of comparable $/oz prices of the Pickle Crow gold project. The gain/loss on deconsolidation was calculated as a result of derecognizing the net assets of PC Gold and recognizing the fair value of the investment in associate. The investment in associate was assessed for impairment indicators relating to the underlying assets of PC Gold in accordance with IAS 36 and IFRS 6.

On February 28, 2019, PC Gold received a letter from the Acting Director, Mine Rehabilitation, at the Ontario Ministry of Energy, Northern Development and Mines (“MENDM”), which required the Company to submit a schedule for the development of a closure plan amendment for the Pickle Crow Gold Project. The Company complied with the requirement and submitted the schedule for the development of a closure plan amendment on March 29, 2019. The submission of a closure plan amendment complete with cost estimates was initially due on November 1, 2019. PC Gold has been granted an extension and is working with the Ministry towards the filing of the closure plan in 2021. PC Gold has engaged consultants to assist with developing this plan. Pursuant to the Earn-In Agreement, the Company is required to reimburse Auteco for a pro rata amount of its expenses with respect to any related bond requirements for the mine closure plan.

Hope Brook Gold Project, Newfoundland

The Hope Brook Gold Project covers an area of 26,650 hectares in Newfoundland, including six mineral licenses, with a deposit hosted by pyritic silicified zones occurring within a deformed, strike-extensive advanced argillic alteration zone. A technical report for the Hope Brook Gold Project titled “2015 Mineral Resource Estimate Technical Report for the Hope Brook Gold Project, Newfoundland and Labrador, Canada” and dated November 20, 2015, was prepared by Mercator Geological Services Limited in accordance with NI 43-101 and is available under the Company’s SEDAR profile at www.sedar.com.

The resource covers 1.5 km of an 8 km mineralized structure. Substantial infrastructure at the property includes a ramp to 350 metres (“m”) below surface with vent raise, line-power to site, commercial barge and landing craft ramp, air strip, and a strong local labour force. The Hope Brook Gold Project was a former operating gold mine that produced 752,163 oz Au from 1987 to 1997.

Earn-In Agreement with Big Ridge Gold

On April 6, 2021, First Mining announced that it had entered into the Big Ridge Earn-In Agreement pursuant to which Big Ridge may earn up to an 80% interest in Hope Brook.

Pursuant to the agreement, Big Ridge can earn an 80% interest in Hope Brook through a two-stage earn-in over five years by incurring a total of $20 million in qualifying expenditures, issuing up to 36,500,000 shares of Big Ridge to First Mining and making a $500,000 cash payment to First Mining. First Mining will retain a 1.5% NSR royalty on Hope Brook, of which 0.5% can be bought back by Big Ridge for $2 million. First Mining will also have the right to nominate one member to the Board of Directors of Big Ridge (the “Big Ridge Board”) on closing, and thereafter, First Mining will be entitled to have one of its nominees on the Big Ridge Board for so long as First Mining owns at least 10% of the issued and outstanding shares of Big Ridge. A more detailed summary of the Big Ridge Earn-In Agreement is set out in our April 6, 2021 news release, and in the June 8, 2021 news release which announced the closing of the transaction.

In the period ended June 30, 2021, the Company received $500,000 and 11,500,000 shares of Big Ridge upon closing the transaction, which were credited against the Hope Brook project mineral property on the Company’s Statement of Financial Position as at June 30, 2021. In addition, Ken Enquist, the Company’s COO, was appointed to the Big Ridge Board as the Company’s nominee under the terms of the Big Ridge Earn-In Agreement.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2021

Other Mineral Properties and Mineral Property Interests

The following table sets out the Company’s remaining projects by region. These projects are 100%-owned by the Company with the exception of the Duparquet Gold Project in which the Company has a 10% indirect ownership interest in the Duparquet Gold Project and a 100% interest in the Central Duparquet Property.

Canada	USA
Duquesne, Québec (1)	Turquoise Canyon, Nevada (2)
Pitt, Québec
Duparquet, Québec
Horseshoe Island, Ontario

(1)
In connection with an agreement entered into by Clifton Star Resources Inc. ("Clifton Star") on July 31, 2012, prior to its acquisition by First Mining, Clifton Star purchased 0.5% of a 3% NSR royalty on the Duquesne Gold Project for $1,000,000 in cash. Per the terms of this agreement, beginning June 2019, the remaining 2.5% NSR must be purchased over the ensuing five years in tranches of 0.5% for $1,000,000 for each tranche. Management is currently in discussions with the royalty owners regarding potential amendments to the timing and amount of any future payments related to this royalty repurchase.
(2)
Property under option to a private company, Momentum Minerals Ltd., in which the Company has approximately 10% ownership and right to earn in to 100% ownership position. On July 6, 2021 IM Exploration Inc. announced it had closed the acquisition of all issued and outstanding shares of Momentum Minerals Ltd.

Mineral Property Interest – Duparquet Gold Project, Québec

The Company, through its wholly-owned subsidiary Clifton Star, has a 10% equity interest in the shares of Beattie Gold Mines Ltd., 2699681 Canada Ltd., and 2588111 Manitoba Ltd. which directly or indirectly own various mining concessions and surface rights, collectively known as the Duparquet Gold Project.

The Duparquet Gold Project has a large open-pittable resource, as well as underground and tailings resource. The Company’s interest in the Duparquet Gold Project was acquired through our acquisition of Clifton Star in 2016. The Duparquet Gold Project covers an area of 1,147 hectares and is located in the Abitibi Region of Québec, one of the world's most prolific gold producing regions. A technical report for the Duparquet Gold Project entitled “Technical Report and Prefeasibility Study for the Duparquet Project” and with an effective date of March 26, 2014, was completed by InnovExplo in accordance with NI 43-101 and was filed on SEDAR by Clifton Star on May 23, 2014. The 2014 PFS for the Duparquet Gold Project includes pre-production capital costs of $394 million, a pay-back period of 4.3 years and pre-tax NPV5% of $222 million at US$1,300 per ounce of gold.

In addition to the 10% indirect interest in the Duparquet Gold Project, the Company also holds a 100% interest in the adjoining Central Duparquet Property, which was purchased on January 20, 2017. This additional ground comprises 16 claims covering 339 ha. Infrastructure includes site roads, access to electrical power 15 km away, tailings storage facility and water management solutions and ancillary site buildings.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2021

Québec Mineral Property Portfolio Locations

N
MORRIS
MATAGAMI
Bracemac-McLeod
(Glencore)
Casa Berardi
(Hecla Gold)
JOUTEL
JOUTEL
DUPARQUET
VAL-PARADIS
DUQUESNE
PITT
MACAMIC
SAINTE-GERMAINE
Elder
(Abcourt Mines)
Westwood
(IAMGold)
La Ronde
(Agnico Eagle)
ROUYN NORANDA
VAL-D'OR
Malartic
(Canadian Malarctic)
Goldex
(Agnico Eagle)
Lamaque
(Eldorado Gold)
QUEBEC
0
Kilometers
50
Producing Mine
Town
Road
First Mining Project

NSRs owned by or available to First Mining

Through recent transactions, First Mining has created the following portfolio of twenty existing and potential NSR royalties on certain of our mineral properties and property interests. The Company is currently evaluating potential strategic opportunities available to enhance and optimize the value of the royalty portfolio.

Royalty	NSR Rate	Key Terms
Pickle Crow (Ontario, Canada)	2.00%	1.00% buy-back for US$2.5 million
Hope Brook (Newfoundland, Canada)	1.50%	0.5% buy-back for $2.0 million
Goldlund (Ontario, Canada)	1.50%	0.5% buy-back for $5.0 million
Mexican Projects (1) (11 including Las Margaritas)	1.00%	1.00% buy-back for US$1.0 million on each project
Turquoise Canyon (Nevada, USA)	2.00%	1.00% buy-back for US$1.0 million
Joutel, Québec	1.00%	No buy-back option
Morris, Québec	1.00%	No buy-back option
Ronguen (Burkina Faso)	1.00%	1.00% buy-back for US$1.0 million
Pompoi (Burkina Faso)	1.50%	1.50% buy-back for $1.5 million
Lac Virot Iron Ore (Labrador, Canada)	2.00%	1.00% buy-back for $1.0 million
(1)
The Mexican projects NSRs include: Sonora - Miranda, Apache, Socorro, San Ricardo, Los Tamales, Puertecitos, Batacosa; Durango – Las Margaritas; Oaxaca – Geranio, Lachatao, El Roble.

Note that the Pickle Crow NSR in the above table will only be granted to us upon Auteco successfully completing its Stage 2 Earn-in. Similarly, the Hope Brook NSR in the above table will only be granted to us upon Big Ridge successfully completing its Stage 1 Earn-in. Neither of these two NSRs are in existence as of the date of this MD&A.

For further information on all of the Company’s mineral properties, see the Company’s AIF for the year ended December 31, 2020 which is available under the Company’s SEDAR profile at www.sedar.com, as an exhibit to the Company’s Form 40-F on EDGAR at www.sec.gov.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2021

SELECTED QUARTERLY FINANCIAL INFORMATION

Financial Results (in $000s Except for per Share Amounts):
	2021-Q2	2021-Q1	2020-Q4	2020-Q3	2020-Q2	2020-Q1	2019-Q4	2019-Q3
Net Income (Loss) $	$(1,285)	$(33,001)	$530	$(12,352)	$(19,531)	$(1,462)	$(2,274)	(1,643)
Impairment of non-current assets	-	23,555	-	2,372	22,498	-	-	341
Total cash used in operating activities (2)	(1,940)	(1,874)	(725)	(1,056)	(1,128)	(1,313)	(1,037)	(1,349)
Basic and Diluted Net Income (Loss) Per Share (in dollars) (3)	(0.00)	(0.05)	0.00	(0.02)	(0.03)	(0.00)	(0.00)	(0.01)

Financial Position (in $000s):
Cash and Cash Equivalents	33,762	39,174	28,901	32,477	6,475	10,497	5,902	5,687
Working Capital (1)	34,898	19,893	9,201	14,324	8,596	9,946	5,780	8,360
Investments	20,450	13,907	18,425	24,016	5,601	1,398	1,775	3,503
Mineral Properties	160,322	186,761	179,429	168,188	159,630	256,532	252,815	248,509
Investment in Treasury Metals Inc.	16,236	39,867	63,812	62,833	-	-	-	-
Investments in PC Gold Inc.	35,999	-	-	-	-	-	-	-
Investment in Big Ridge Gold Corp.	1,577	-	-	-	-	-	-	-

Total Assets	299,750	287,856	301,213	296,343	258,044	276,776	268,020	263,470
Total Non-Current Liabilities	$31,855	32,522	$16,835	$15,332	$1,959	$3,306	$3,139	$-

(1)
These are non-IFRS measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please refer to the section in this MD&A titled “Non-IFRS Measures”.
(2)
Per the consolidated statements of cash flows in each of the corresponding periods presented.
(3)
The basic and diluted loss per share calculations result in the same amount due to the anti‐dilutive effect of outstanding stock options and warrants in all periods.

Key trends in the quarterly results are as follows:

Net loss - quarter to quarter fluctuations are typically due to the timing of non-cash items. Share-based payments expense, which fluctuates due to the timing and number of stock option grants together with the associated fair value dollar amount calculated at the time of the grant, is one of the more common examples. In addition to non-recurring impairment charges which are required as and when facts dictate, the other key non-cash items are fair value movements on the Silver Stream derivative liability and certain investments based on underlying market prices at period end. As can be seen in the table above, the fluctuation in cash used in operating activities does not tend to vary nearly as much as net loss.

Cash and cash equivalent – fluctuations are principally due to the amount and timing of cash used to fund investing activities at the Company’s mineral property portfolio, offset by the success of financings provided by private placements, public offerings, and the exercise of options and warrants to support such activities.

Total assets – quarterly changes are the direct result of fluctuations described above in cash and cash equivalents and investments in the current asset category, and due to mineral property expenditure additions and more recently the equity loss and impairments of investment in Treasury Metals, PC Gold and Big Ridge Gold, all of which are in the non-current asset category.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2021

Non-current liabilities – changes occur predominantly due to the Silver Stream derivative liability which is measured at fair value at each period end date.

RESULTS OF CONTINUING OPERATIONS

Unless otherwise stated, the following financial data was prepared on a basis consistent with IFRS and extracted from the Company’s unaudited condensed interim consolidated financial statements:

Second Quarter 2021 Compared to Second Quarter 2020

For the three months ended June 30, 2021, net loss for the period has decreased by $18,248,000 compared to the three months ended June 30, 2020. The most significant components of this overall change are explained by the following:

Income Statement Category	Variance between Periods - (Increase) decrease	Explanation
Loss from operational activities
Investor relations and marketing communications	$(713,000)	Increase due to increases in marketing expenditures and higher share-based payment expense allocation.
Impairment of non-current assets (non-cash)	$22,498,000	Relates to the impairment of the Goldlund mineral property in the prior period which was based on the recoverable amount per terms of the Share Purchase Agreement with Treasury Metals.
Other items
Gain on deconsolidation of subsidiary (non-cash)	$8,830,000
Following completion of the Stage 1 earn-in by Auteco, First Mining’s percentage ownership of PC Gold was reduced from 100% to 49% which led to a loss of control and deconsolidation of PC Gold. The resultant gain was calculated as the recognized fair value/consideration received less PC Gold’s net assets derecognized from First Mining’s balance sheet.

Change in fair value on Silver Stream derivative liability (non-cash)	$(2,400,000)
Fair value loss on the silver stream derivative primarily the result of changes to the silver price futures curve which was marginally offset by changes to the estimated credit spread since the prior period.

Investments fair value loss (non-cash)	$3,167,000	Reduced fair value gain between periods primarily due to the significant increase in the Auteco share price in the prior period which was not consistent in the current period end.
Deferred income tax recovery (non-cash)	$1,385,000
Prior period deferred income tax recovery resulting from the reversal of tax expenses connected with the Goldlund mineral property impairment following the Share Purchase Agreement with Treasury Metals.

Net loss for the period	$18,248,000	Predominantly relates to the reduced impairment of non-current assets and the recorded gain on deconsolidation of PC Gold.

Other comprehensive income (loss)
Investments fair value gain (non-cash)	$1,995,000	The fair value gains on marketable securities recorded through OCI were higher than the prior period.

Net loss and comprehensive income	$20,586,000	Predominantly relates to the reduced impairment of non-current assets and the recorded gain on deconsolidation of PC Gold.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2021

Two Quarters ended 2021 Compared to Two Quarters ended 2020

For the six months ended June 30, 2021, net loss for the period has increased by $13,293,000 compared to the six months ended June 30, 2020. The most significant components of this overall change are explained by the following:

Income Statement Category	Variance between Periods - (Increase) decrease	Explanation
Loss from operational activities
General and administration	$(617,000)
Increase is primarily due to higher share-based payment expense as a result of the number of grants and fair value of grants being higher when compared to the prior year. In addition, professional fees were higher due to the increased legal expenditures associated with corporate transactional activities.

Investor relations and marketing communications	$(887,000)	Increase due to increases in marketing expenditures and higher share-based payment expense allocation.
Impairment of non-current assets (non-cash)	$(1,057,000)
Relates to the comparative increase in the impairment recorded for the reduction in the equity accounted interest of Treasury metals ($23,555,000) when compared with the prior period write-down of the Goldlund mineral property which was based on the recoverable amount per terms of the Share Purchase Agreement with Treasury Metals ($22,498,000).

Other items
Gain on deconsolidation of subsidiary (non-cash)	$8,830,000
Following completion of the Stage 1 earn-in by Auteco, First Mining’s percentage ownership of PC Gold was reduced from 100% to 49% which led to a loss of control and deconsolidation of PC Gold. The resultant gain was calculated as the recognized fair value/consideration received less PC Gold’s net assets derecognized from First Mining’s balance sheet.

Change in fair value on Silver Stream derivative liability (non-cash)	$(8,403,000)
Fair value loss on the silver stream derivative primarily the result of decreases in the estimated credit spread since the prior period and the result of changes to the silver price futures curve at period end.

Deferred income tax recovery (non-cash)	$1,318,000
Prior period deferred income tax recovery resulting from the reversal of tax expenses connected with the Goldlund mineral property impairment following the Share Purchase Agreement with Treasury Metals.

Equity loss from investment in Treasury Metals, PC Gold, Big Ridge (non-cash)	$(5,688,000)
Reflects the current year estimated equity loss pick-up for accounting purposes on the Company’s equity investments Treasury Metals, PC Gold and Big Ridge Gold, and any amounts recorded for associated losses on dilution in the period.

Net loss for the period	$(13,293,000)	Predominantly relates to the recorded gain on deconsolidation of PC Gold which was partially offset by fair value losses on the Silver Stream derivative liability.

Other comprehensive income (loss)
Investments fair value gain (non-cash)	$2,721,000	The fair value gains on marketable securities recorded through OCI were higher than the prior period.
Mineral property investments fair value loss (non-cash)	$(1,346,000)	The fair value loss on mineral property investments recorded through OCI was higher than the prior period.

Net loss and comprehensive loss	$(11,334,000)	Predominantly relates to the recorded gain on deconsolidation of PC Gold which was partially offset by fair value losses on the Silver Stream derivative liability.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2021

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

(in $000s)	Six months ended June 30,
	2021	2020
CASH PROVIDED BY (USED IN)
Operating activities	$(3,814)	$(2,441)
Investing activities	3,964	(6,263)
Financing activities	4,875	9,327
Foreign exchange effect on cash	(165)	2
CHANGE IN CASH AND CASH EQUIVALENTS	4,861	625
Working capital(1)	34,898	9,946
Cash and cash equivalents, beginning	28,901	5,902
Cash and cash equivalents, ending	$33,762	$6,527

(1)
Working capital is a non-IFRS measurement with no standardized meaning under IFRS and may not be comparable to similar financial measures presented by other issuers. For further information and a detailed reconciliation, please see the section “Non-IFRS Measures – Working Capital”.

Key reasons for variances from June 30, 2020 to June 30, 2021:

●
The increase of $4,861,000 in cash and cash equivalents was primarily due to cash proceeds from the sale of First Majestic shares and cash received from First Majestic under the terms of the Silver Purchase Agreement, offset by cash used in operating and other investing activities;
●
Cash used in operating activities is comparable between the second quarter 2021 and second quarter 2020;
●
Cash provided by investing activities increased due to the proceeds from the sale of the First Majestic shares which were received in July 2020;
●
Cash provided by financing activities decreased due to the prior period private placement;
●
Working capital increased due to the increase in cash and cash equivalents as discussed above and a decrease in the obligation to distribute investments as a result of the reduced fair value of Treasury Metals shares and warrants.

Trends in Liquidity, Working Capital, and Capital Resources

As at June 30, 2021, the Company had working capital of $26,303,000 (December 31, 2020 – $9,201,000). The Company has no history of revenues from its operating activities. The Company is not in commercial production on any of its mineral properties and accordingly does not generate cash from operations. During the six months ended June 30, 2021, the Company had negative cash flow from operating activities. The Company anticipates it will have negative cash flow from operating activities in future periods for the foreseeable future.

The Company has, in the past and during the year ended December 31, 2020, financed its activities by raising capital through issuances of new shares, other means such as the Silver Stream upfront proceeds and/or sales of its investments in other companies. In addition to adjusting spending, disposing of assets and seeking other non-equity sources of financing, the Company remains reliant on equity markets for raising capital until it can generate positive cash flow from operations to finance its exploration and development programs.

The Company believes it has sufficient cash resources to maintain its mineral properties in good standing for the next twelve months.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2021

OUTLOOK

We remain focused on advancing the Company’s strategic objectives and near-term milestones, which include the following:

●
Advancing the Springpole EA processes which includes a focus on community, indigenous rightsholder and stakeholder consultations.
●
Springpole technical studies, including metallurgical work, geotechnical optimization and further process optimization following the release and publication of the PFS.
●
Springpole exploration drilling to identify and follow-up on regional targets.
●
Cameron drill program (36 holes, 4,100 m) – to extend local understanding and identify new targets.
●
Evaluating our mineral properties in Québec and potential for partnership opportunities.
●
Maintaining a strong balance sheet and cash position to fund investing activities consistent with First Mining’s business strategy.
●
Providing support as needed to partnership projects (Pickle Crow, Goldlund-Goliath, Hope Brook) which will continue to enable the Company to surface value from these direct and indirect interests.
●
Establishing and initiating an environmental, social and governance (“ESG”) reporting framework in 2021.

FINANCIAL INSTRUMENTS

All financial instruments are required to be measured at fair value on initial recognition. Fair value is based on quoted market prices unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of the Company’s financial instruments and their fair value is included in the audited consolidated financial statements for the year ended December 31, 2020, filed on SEDAR at  www.sedar.com ..

In the normal course of business, the Company is inherently exposed to certain financial risks, including market risk, credit risk and liquidity risk, through the use of financial instruments. The timeframe and the manner in which we manage these risks varies based upon our assessment of these risks and available alternatives for mitigation. We do not acquire or issue derivative financial instruments for trading or speculative purposes. All transactions undertaken are to support our operations.

RELATED PARTY TRANSACTIONS

Amounts paid to related parties were incurred in the normal course of business and measured at the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties. There were no transactions with related parties outside of the ordinary course of business during the period ended June 30, 2021.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources.

FINANCIAL LIABILITIES AND COMMITMENTS

The Company’s financial liabilities as at June 30, 2021 are summarized as follows:

(in $000s)	Carrying Amount	Contractual Amount	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Accounts payable and accrued liabilities	$1,428	$1,428	$1,428	$-	$-	$-
Obligation to distribute investments	23,074	23,074	23,074	-	-	-
Lease liability	499	596	164	334	98	-
Total	$25,001	$25,098	$24,666	$334	$98	$-

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2021

NON-IFRS MEASURES

Alternative performance measures in this document such as “cash cost”, “AISC” and “AIC” are furnished to provide additional information. These non-IFRS performance measures are included in this MD&A because these statistics are used as key performance measures that management uses to monitor and assess future performance of the Springpole Gold Project, and to plan and assess the overall effectiveness and efficiency of mining operations.

Certain Non-IFRS financial measures used in this MD&A and common to the gold mining industry are defined below.

Total Cash Costs and Total Cash Costs per Gold Ounce – Total Cash Costs are reflective of the cost of production. Total Cash Costs reported in the PFS include mining costs, processing, water & waste management costs, on-site general & administrative costs, treatment & refining costs, royalties and silver stream credits. Total Cash Costs per Ounce is calculated as Total Cash Costs divided by total LOM payable gold ounces.

All-in Sustaining Costs (“AISC”) and AISC per Gold Ounce – AISC is reflective of all of the expenditures that are required to produce an ounce of gold from operations. AISC reported in the PFS includes Total Cash Costs, sustaining capital and closure costs. AISC per Ounce is calculated as AISC divided by total LOM payable gold ounces.

In addition, the Company has included non-IFRS measures in the annual and quarterly info tables above. Working capital is calculated as Current Assets less Current Liabilities. The Company believes that these measures provide investors with an improved ability to evaluate the performance of the Company.

Non-IFRS measures do not have any standardized meaning prescribed under IFRS. Therefore, such measures may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

ACCOUNTING POLICIES

The Company’s significant accounting policies are in accordance with IFRS and are contained in the audited consolidated financial statements for the year ended December 31, 2020. There were no changes in the Company’s accounting policies during the 2021 financial year to date.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable and are reviewed on an ongoing basis. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

Estimation uncertainties are described in the Company’s audited consolidated annual financial statements for the financial year ended December 31, 2020.

CRITICAL ACCOUNTING JUDGMENTS

The preparation of financial statements requires management to exercise judgment in the process of applying its accounting policies. Judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. In preparing the Company’s unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2021, the Company used the same accounting policies and methods of computation as in the Company’s audited consolidated annual financial statements for the financial year ended December 31, 2020. The following section discusses significant accounting policy judgments which have been made in connection with the condensed interim consolidated financial statements for the three and six months period ended June 30, 2021:

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2021

Mineral Property Impairment Indicators

In accordance with the Company’s accounting policy for mineral properties, exploration and evaluation expenditures on mineral properties are capitalized. There is no certainty that the expenditures made by the Company in the exploration of its property interests will result in discoveries of commercial quantities of minerals. The Company applies judgment to determine whether indicators of impairment exist for these capitalized costs.

Management uses several criteria in making this assessment, including the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of mineral properties are budgeted, and evaluation of the results of exploration and evaluation activities up to the reporting date.

Impairment of Investment in Associates

With respect to its investments in Treasury Metals, PC Gold and Big Ridge Gold, which are accounted for using the equity method, the Company is required to make estimates and judgments about future events and circumstances and whether the carrying amount of the asset exceeds its recoverable amount. Recoverability of each investment depends on various factors, including the identification of economic recoverability of reserves at the respective exploration properties, the ability for each company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition of the underlying company shares themselves. The publicly quoted share price of each company, where applicable, is also a source of objective evidence about the recoverable amount of the equity investment.

ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED

There are no IFRS or International Financial Reporting Interpretations Committee interpretations that are not yet effective that would be expected to have a material impact on the Company’s consolidated financial statements.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties, each of which could have an adverse effect on its business operations or financial results. Some of these risks and uncertainties are detailed below. For a comprehensive list of the Company’s risks and uncertainties, see the Company’s AIF for the year ended December 31, 2020 under the heading “Risks that can affect our business”, which is available under our SEDAR profile at www.sedar.com, and on EDGAR as an exhibit to Form 40-F.

Risks related to Financial Instruments

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include market risk (including equity price risk, foreign currency risk, interest rate risk and commodity price risk), credit risk, liquidity risk, and capital risk. Where material, these risks are reviewed and monitored by the Board.

The Board has overall responsibility for the determination of the Company’s risk management objectives and policies. The overall objective of the Board is to set policies that seek to reduce risk as much as possible without unduly affecting the Company’s competitiveness and flexibility.

a)
Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk includes equity price risk, foreign currency risk, interest rate risk and commodity price risk.

Equity Price Risk

The Company is exposed to equity price risk as a result of holding investments in equity securities of several other mineral property related companies.

If the fair value of our investments in equity instruments designated as FVTPL had been 10% higher or lower as at June 30, 2021, net loss for the three months ended June 30, 2021 would have decreased or increased, respectively, by approximately $1,700,000 (2020 – $80,000. If the fair value of our investments in equity instruments designated as FVTOCI had been 10% higher or lower as at June 30, 2021, other comprehensive income (loss) for the six months ended June 30, 2021 would have decreased or increased, respectively, by approximately $550,000 (2020 – $713,000).

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2021

Foreign Currency Risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. As at June 30, 2021, the Company was exposed to currency risk on the following financial instruments denominated in US$: Cash and cash equivalents ($2,700,000) and the Silver Stream derivative liability ($25,391,000), for a net liability exposure of $22,691,000. The sensitivity of the Company’s net loss due to changes in the exchange rate between the US$ against the Canadian dollar is therefore $2,269,000 Canadian dollar equivalents based on a 10% change in currency exchange rates.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company does not have any borrowings that are subject to fluctuations in market interest rates. Interest rate risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with chartered Canadian financial institutions. The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the necessary liquidity to conduct its day-to-day operations. The Company considers this risk to be immaterial.

Commodity price risk

The Company is subject to commodity price risk from fluctuations in the market prices for gold and silver. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation, and political and economic conditions. The financial instrument impacted by commodity prices is the Silver Stream derivative liability.

b)
Credit Risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents, accounts and other receivables, and the reclamation deposit. The Company considers credit risk with respect to its cash and cash equivalents to be immaterial as cash and cash equivalents are mainly held through high credit quality major Canadian financial institutions as determined by ratings agencies. As a result, the Company does not anticipate any credit losses.

c)
Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it will have sufficient cash to allow it to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. The Company manages its liquidity risk by preparing annual estimates of exploration and administrative expenditures and monitoring actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations.

See the section of this MD&A entitled “Financial Liabilities and Commitments” for a summary of the maturities of the Company’s financial liabilities as at June 30, 2021 based on the undiscounted contractual cash flows.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2021

As at June 30, 2021, the Company had cash and cash equivalents of $33,762,000 (December 31, 2020 – $28,901,000).

d)
Capital Risk Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and retention of its mineral properties. The Company has historically demonstrated the ability to raise new capital through equity issuances and/or through surplus cash as part of its acquisitions. In the management of capital, the Company includes the components of shareholders’ equity as well as cash. The Company prepares annual estimates of exploration and administrative expenditures and monitors actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations.

Other Risk Factors

Financing Risks

The Company has finite financial resources, has no current source of operating cash flow and has no assurance that additional funding will be available to it for its future activities, including exploration or development of mineral projects. Such further activities may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means.  Failure to obtain additional financing could result in delay or indefinite postponement of exploration and development of the Company’s existing mineral projects and could result in the loss of one or more of its properties.

Exploration and Development Risks

The exploration for and development of minerals involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. These risks include:

●
few properties that are explored are ultimately developed into producing mines;
●
there can be no guarantee that the estimates of quantities and qualities of minerals disclosed will be economically recoverable;
●
with all mining operations there is uncertainty and, therefore, risk associated with operating parameters and costs resulting from the scaling up of extraction methods tested in pilot conditions; and
●
mineral exploration is speculative in nature and there can be no assurance that any minerals discovered will result in an increase in our resource base.

Exploration and development of mineral properties is capital intensive and unsuccessful exploration or development programs could have a material adverse impact on the Company’s operations and financial condition.

Global Financial Conditions

Global financial conditions have, at various times in the past and may, in the future, experience extreme volatility. Many industries, including the mining industry, are impacted by volatile market conditions. Global financial conditions may be subject to sudden and rapid destabilizations in response to economic shocks or other events, such as developments concerning COVID-19. A slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fluctuations in fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company’s growth and financial condition. Future economic shocks may be precipitated by a number of causes, including government debt levels, fluctuations in the price of oil and other commodities, volatility of metal prices, geopolitical instability, changes in laws or governments, war, terrorism, the volatility of currency exchanges, inflation or deflation, the devaluation and volatility of global stock markets, pandemics and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact the Company’s ability to obtain equity or debt financing in the future on terms favourable to the Company or at all. In such an event, the Company’s operations and financial condition could be adversely impacted.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2021

Public Health Crises

The Company's business, operations and financial condition could be materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks. As at the date of this MD&A, the global reactions to the spread of COVID-19 have led to, among other things, significant restrictions on travel, quarantines, temporary business closures and a general reduction in consumer activity. While these effects are expected to be temporary, the duration of the disruptions to business internationally and the related financial impact cannot be estimated with any degree of certainty at this time. Such public health crises can result in disruptions and extreme volatility in financial markets and global supply chains as well as declining trade and market sentiment and reduced mobility of people, all of which could impact commodity prices, interest rates, credit ratings, credit risk, availability of financing and inflation. The risks to the Company of such public health crises also include risks to employee health and safety and may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office. Although the Company has the capacity to continue certain administrative functions remotely, many other functions, including the conduct of exploration and development programs, cannot be conducted remotely and may be impacted or delayed if the Company experiences limitations on employee mobility. At this point, the extent to which COVID-19 may impact the Company remains uncertain; however, it is possible that COVID-19 could have a material adverse effect on the Company's business, results of operations and financial condition. There can be no assurances that the Company will not be required to further demobilize its personnel and contractors at any of its mineral projects due to the ongoing COVID-19 pandemic. Any such demobilization may have an adverse impact on the Company’s ability to conduct exploration and further advance its work programs on the affected properties.

Risks Generally

For a comprehensive discussion of the risks and uncertainties that may have an adverse effect on the Company's business, operations and financial results, refer to the Company’s latest AIF for the year ended December 31, 2020 filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The AIF, which is filed and viewable on www.sedar.com and www.sec.gov/edgar.html, is available upon request from the Company.

QUALIFIED PERSONS

Hazel Mullin, P.Geo., Director of Data Management and Technical Services at First Mining, is a Qualified Person as defined by NI 43-101, and is responsible for the review and verification of the scientific and technical information in this MD&A.

SECURITIES OUTSTANDING

As at the date on which this MD&A was approved and authorized for issue by the Board, the Company has 700,060,308 common shares issued and outstanding; 89,792,392 warrants outstanding; 45,390,000 options outstanding; 1,550,000 restricted stock units outstanding; and 303,000 deferred stock units outstanding.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s Management, with the participation of its Chief Executive Officer (“CEO”) and its Chief Financial Officer (“CFO”), have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of June 30, 2021, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to Management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s Management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the SEC’s rules and the rules of the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of annual financial statements for external purposes in accordance with IFRS as issued by the International Accounting Standards Board. The Company’s internal control over financial reporting includes policies and procedures that:

●
address maintaining records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
●
provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS;
●
provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of Management and the Company’s Directors; and
●
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2021

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

In the first quarter of 2020, the Company’s employees began to work remotely. Since then, the Company has reopened its offices and its employees have performed their duties through a combination of working remotely and in the office. This change has required certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. Despite the changes required by the current environment, there have been no significant changes in our internal controls during the quarter ended June 30, 2021 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s Management, including the CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

FORWARD-LOOKING INFORMATION

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of June 30, 2021. This MD&A contains “forward-looking statements” within the meaning of applicable Canadian securities regulations (collectively, “forward-looking statements”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”. These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to: statements regarding the advancement of the Company’s mineral assets towards production; statements regarding the potential for the Company to acquire additional mineral assets in the future; statements regarding the next stages and anticipated timing of the metallurgical study or the environmental, permitting at the Springpole Gold Project; statements regarding opportunities to enhance project economics identified under the PFS for the Springpole Gold Project; statements regarding the targeted submission date for the EIS in relation to the Springpole Gold Project; statements regarding the potential increase in gold and silver recoveries at the Springpole Gold Project; statements regarding the anticipated receipt, timing and use of proceeds received by First Mining pursuant to the Silver Purchase Agreement; statements regarding the Company’s intentions and expectations regarding exploration, infrastructure and production potential of any of its mineral properties; statements relating to the Company's working capital, capital expenditures and ability and intentions to raise capital; statements regarding the potential effects of financing on the Company's capitalization, financial condition and operations; forecasts relating to mining, development and other activities at the Company’s operations; forecasts relating to market developments and trends in global supply and demand for gold; statements relating to future global financial conditions and the potential effects on the Company; statements relating to future work on the Company’s non-material properties; statements relating to the Company’s mineral reserve and mineral resource estimates; statements regarding regulatory approval and permitting including, but not limited to, EA approval for the Springpole Gold Project and the expected timing of such EA approval; statements regarding the Company’s anticipated timing to receive final approval from the MECP of the Terms of Reference for the Springpole Gold Project, and consultations in respect thereof; statements regarding the Company's compliance with laws and regulations including, but not limited to environmental laws and regulations; statements regarding the Pickle Crow Gold Project Earn-In Agreement and payouts, share issuances and exploration expenditure commitments thereunder; statements regarding the Company’s engagement with local stakeholders; statements regarding the Company's ability to enter into agreements with local stakeholders including, but not limited to, local Indigenous groups; statements regarding the potential impact of the COVID-19 pandemic; statements regarding key personnel; statements regarding non-IFRS measures and changes in accounting standards; statements relating to the limitation of the Company's internal controls over financial reporting; and statements regarding the preparation or conduct of studies and reports and the expected timing of the commencement and completion of such studies and reports.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2021

There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed under the heading “Risks that can affect our business” in the Company’s AIF for the year ended December 31, 2020 and other continuous disclosure documents filed from time to time via SEDAR with the applicable Canadian securities regulators. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and the Company does not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.

The Company believes that the expectations reflected in any such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein this MD&A should not be unduly relied upon.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

This MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) 2014 Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time. These definitions differ from the definitions in the United States Securities and Exchange Commission (the “SEC”) rules applicable to domestic United States companies. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined under the 2014 CIM definition standards, and are required to be disclosed by NI 43-101. However, these terms are not defined under the SEC rules applicable to domestic United States companies. Accordingly, information concerning mineral deposits set forth or incorporated by reference in this MD&A may not be comparable with information made public by companies that report in accordance with U.S. standards.